EXHIBIT 99.1

For Immediate Release 21-11-TR	Date:	March 4, 2021

Copper kills up to 99.9% of bacteria on transit surfaces, study finds

TransLink, Teck, and Vancouver Coastal Health

prepare for trial’s second phase

Vancouver, B.C. – Results from TransLink’s industry-leading trial show that copper is effective at killing bacteria on high-touch transit surfaces. Based on sample-testing performed on transit and in a lab, the trial concludes that select copper products on transit are durable and kill up to 99.9 per cent of all bacteria within one hour of the bacteria’s contact with the surface.

Phase one of the pilot, which was fully funded by Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”), began in November 2020 and lasted five weeks on two buses and two SkyTrain cars. To expand on phase one’s results, a second phase will be launched in the coming months to verify the results with a larger sample of data.

The pilot’s second phase will include:

•	Testing copper products on more train cars and buses;
•	Testing over a longer amount of time to analyze varied conditions;
•	Focused tests on the products that were most effective in our transit environment;
•	Public engagement to measure copper’s impact on customer confidence.

TransLink was the first transit agency in North America to test copper on transit surfaces. The pilot was launched as part of TransLink’s COVID-19 response through the Safe Operating Action Plan because of preceding studies showing that copper is both durable and effective at killing bacteria. Pilot results could help inform decision-making for TransLink and other transit agencies across the globe. The research could also benefit any industry that relies on shared public spaces.

The pilot is the result of a partnership between TransLink, Teck, Vancouver Coastal Health (VCH), the University of British Columbia (UBC), and the VGH & UBC Hospital Foundation. The initial phase was fully funded by Teck, as part of its Copper & Health program. The second phase will also be supported by Teck.

Fast facts:

•	The two products that performed best in our transit environment are the copper decals and the copper nickel plasma sprays.
•	Copper is the only solid metal touch surface registered as a public health product by Health Canada and the U.S. Environmental Protection Agency, proven to naturally eliminate up to 99.9% of bacteria and viruses.
•	Tests were conducted using surface cultures and ATP bioluminescent testing on samples taken from transit surfaces.

•	Throughout the first phase of the trial, more than 1,140 samples were collected and analyzed.
•	The microbiological testing methodology was developed and performed by Vancouver Coastal Health at Vancouver General Hospital. Durability testing was performed at UBC. Samples were collected by Westech Cleaning Audit Systems.

Quotes:

Gigi Chen-Kuo, TransLink Interim CEO –

“We are excited about the positive results in the first phase of our copper pilot and look forward to finding out more about copper’s impact on viruses such as the ones that cause COVID-19 in the pilot’s second phase. TransLink is proud to be the first North American agency to conduct such a trial to understand how we can continue to make transit safer for our customers. This research could help us, other transit agencies, and anyone with surfaces in shared public spaces keep high-touch areas as clean as possible.”

Don Lindsay, President and CEO, Teck –

"These results reinforce the effectiveness of copper’s antimicrobial properties in killing germs and contributing to better public health. Through our Copper & Health program, Teck has been working with healthcare professionals, academia and others to help make communities safer with copper. We look forward to continuing to work with TransLink and all the partners and working to expand the use of copper on public high-touch surfaces to protect human health.”

Dr. Marthe Charles, Medical Microbiologist, Vancouver Coastal Health –

“This project has been an incredible opportunity for our team to export our expertise and experience on self-disinfecting materials from the health care setting to our community. We were pleased to see that the results from the trial were in line with our previous studies in the hospital setting and are excited to further our understanding of the application of copper and its antimicrobial properties on public transit.”

More information:

Teck’s Copper and Health Program

TransLink’s Safe Operating Action Plan

Media downloads:

Pilot phase one results video

Pilot phase one video

B-Roll and photos

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, zinc and steelmaking coal, as well as investments in energy assets. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

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Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Media contacts:

TransLink Media Relations

media@translink.ca

Vancouver Coastal Health Media Contact:

April Penney

604.290.7482

april.penney@vch.ca

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